O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

January 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Eddie Kim
Office of Trade & Services

Re:	Biglari Holdings Inc. (the “Company”) Registration Statement on Form S-3 (No. 333-292783)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-292783) be accelerated by the Securities and Exchange Commission to 9:00 a.m. Eastern Time on January 26, 2026, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to the undersigned at (212) 451-2230 or mneidell@olshanlaw.com and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Michael R. Neidell
Michael R. Neidell

cc:	Mr. Bruce Lewis

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